February 25, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Varonis Systems, Inc. Registration Statement on Form S-1 CIK No. 1361113

Dear Ms. Jacobs:

Varonis Systems, Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form S-1 (File No. 333-191840) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern Time, on February 27, 2014, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Phyllis G. Korff at (212) 735-2694 or Yossi Vebman at (212) 735-3719 of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

VARONIS SYSTEMS, INC.

By:	/s/ Yakov Faitelson
Yakov Faitelson
Chief Executive Officer and President